UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NO. 000-26906
CUSIP NUMBER 046220109

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
     For Period Ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant	Asta Funding, Inc.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number)	210 Sylvan Avenue
City, State and Zip Code	Englewood Cliffs, New Jersey 07632

Part II — Rules 12b-25(b) and (c)
Part III — Narrative
Part IV — Other Information

Part II — Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     As previously disclosed on Form 8-K, dated December 5, 2008, Palisades Acquisition XVI, LLC (“Palisades XVI”), an affiliate of Asta Funding, Inc. (the “Company”), entered into a Receivables Financing Agreement, dated March 2, 2007, as amended on July 1, 2007, December 27, 2007 and May 19, 2008 (as amended, the “Agreement”), with a major financial institution, pursuant to which Palisades XVI borrowed approximately $227 million in order to pay a portion of the purchase price for a portfolio of approximately $6.9 billion in face value receivables (“the Portfolio Purchase”). As a result of the actual collections being lower than the minimum collection rates required under the Agreement for the month ended November 30, 2008, December 31, 2008 and January 31, 2009 termination events occurred on December, 2008 and again on January 1, 2009 and February 1, 2009. In order to resolve this issue, the parties to the Agreement executed six waivers (the “Waivers”) dated between December 1, 2008 and January 30, 2009. The Waivers provides that, among other things, the termination event will be waived, with the latest waiver, until February 13, 2009. The Company is currently in negotiations with this lender and its bank group (under its revolving line of credit) to amend its loan documents. There can be no assurance the Company will receive the amendments, or the amendments on favorable terms to the Company.
     As senior management has been engaged in negotiating the amendments needed to remedy the situation by the February 13, 2009 deadline referred to above, the Company is unable to file its quarterly report on Form 10-Q for the period ended December 31, 2008, within the time period prescribed for such report without unreasonable effort or expense.

Part IV — Other Information
     (1) Name and telephone number of person to contact in regard to this notification.

Gary Stern, President and Chief Executive Officer	(201) 567-5648

(Name and Title)	(Area Code)(Telephone Number)
     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes      ☑ No
Annual Report on Form 10-K for the period ended September 30, 2008
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes      ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to the unprecedented slow down in the economy, the Company continues to experience a corresponding slowing of collections, which will cause lower finance income, coupled with the movement of the portfolio purchased by Palisades XVI in March 2007 (the “Portfolio Purchase”) from the interest method to the cost recovery method during the third quarter of 2008. In comparison, the first quarter of fiscal year 2008 included $8.8 million of finance income from the Portfolio Purchase compared to zero finance income recognized on the Portfolio Purchase in the first quarter of fiscal year 2009. In addition, finance income will be lower due to the limited portfolio purchases over the past nine months.

Asta Funding, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 10, 2009	By:	/s/ Gary Stern
		Name:	Gary Stern
		Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than by an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.